United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces dates for reporting of 1Q16 performance

Rio de Janeiro, April 01, 2016 — Vale S.A. (Vale) will release its 1Q16 financial performance report on Thursday, April 28, 2016, at 6:00 a.m. Rio de Janeiro time (5:00 a.m. US Eastern Daylight Time), and its 1Q16 production report on Wednesday, April 20, 2016. Differently from previous quarters and on an exception basis due to a Brazilian national holiday on April 21, the Vale production report will be released after the closing of the market on Wednesday, April 20, 2016.

In the case of Hong Kong, given the different time zones, the financial report will be released on Thursday, April 28, 2016, at 5:00 p.m. Rio de Janeiro time, and the production report on Thursday, April 21, 2016.

Vale will simultaneously release the consolidated financial statements in USD and BRL, in accordance with IFRS (International Financial Reporting Standards).

Vale will host two conference calls and webcasts on Thursday, April 28, 2016. The first, in Portuguese (non-translated), will start at 10:00 a.m. Rio de Janeiro time. The second, in English, will start at 12:00 p.m. Rio de Janeiro time (11:00 a.m. US Eastern Daylight Time, 4:00 p.m. British Standard Time, and 11:00 p.m. Hong Kong time).

Information on Dial-in to conference calls/webcasts:

In Portuguese:

Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001

Participants from the US: (1 888) 700-0802

Participants from other countries: (1 786) 924-6977

Access code: VALE

In English:

Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001

Participants from the U.S: (1 866) 262-4553

Participants from other countries: (1 412) 317-6029

Access code: VALE

For further information, please contact:
+55-21-3485-3900
Rogerio Nogueira: rogerio.nogueira@vale.com
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 01, 2016		Director of Investor Relations